June 24, 2008
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultratech, Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 29, 2008
File No. 0-22248
Dear Mr. Vaughn:
     On behalf of Ultratech, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated June 12, 2008 with respect to the above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For your convenience, we have set forth the Staff’s comments in bold and italicized type immediately prior to each response.
Form 10-K for Year Ended December 31, 2007
Note 4. Summary of Significant Accounting Policies, page 44
Revenue Recognition, page 47
1.	We note that deferred product revenue and costs are netted on your balance sheet under the caption “deferred product and services income.” In future filings please revise your disclosures here or in MD&A to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.
     RESPONSE: The Company will revise its revenue recognition footnote disclosures in future filings to comply with the Staff’s comments as follows:
Costs related to deferred product revenues are capitalized (deferred) and recognized at the time of revenue recognition. Deferred product revenue and costs are netted on our balance sheet, under the caption “deferred product and services income.” The gross amount of deferred revenues and deferred costs at December 31, 2008 were $XX million and $XX million, respectively. The gross amount of deferred revenues and deferred costs at December 31, 2007 were $14.8 million and $4.6 million, respectively.
Deferred Income Taxes, page 48
2.	We note your current disclosure of your accounting policy relating to the recording of the deferred tax valuation allowance. Please revise future filings to disclose your accounting policy relating to determining amounts for deferred tax assets and liabilities. Refer to SFAS 109.
     RESPONSE: The Company will revise future filings to comply with the Staff’s comments. The Company will add the following accounting policy disclosures relating to deferred tax assets and liabilities and the recording of the deferred tax valuation allowance:
     Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. SFAS 109 provides for recognition of deferred tax assets if the realization of such deferred tax assets is more likely than not to occur. With the exception of certain international jurisdictions (i.e., Japan and Taiwan), the Company has determined that at this time it is more likely than not that deferred tax assets attributable to the remaining jurisdictions will not be realized, primarily due to uncertainties related to its ability to utilize the net operating loss and tax credit carryforwards before they expire based on its recent years history of losses and uncertainty of future taxable income. Accordingly, the Company has established a valuation allowance for such deferred tax assets. If there is a change in the Company’s ability to realize its deferred tax assets, then its tax provision may decrease in the period in which it determines that realization is more likely than not.
Item 9A. Controls and Procedures
3.	We note your disclosure that your principal executive officer and principal financial officer concluded that your “disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms.” In your applicable future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that your file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).
     RESPONSE: The Company will revise its future filings to clarify that, if true, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. In such a case, the Company will include disclosure substantially to the effect of the following:
Our management has also concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
Form 10-Q for Quarter Ended March 29, 2008
Note 5. Fair Value Measurements, page 6
4.	We note that you adopted SFAS 157 on January 1, 2008. Please refer to paragraph 39 of SFAS 157. We do not see where you have provided the disclosures required by 32(e) of SFAS 157. Paragraph 39 of SFAS 157 indicates that in the initial period of adoption, all of the disclosures required by paragraphs 32-35 of SFAS 157, including those that relate to annual periods only, should be provided. Please tell us how your disclosures comply with paragraph 39 and 32(e) of SFAS 157. Alternatively, please include such disclosure in your next Form 10-Q.
RESPONSE: The Company has reviewed the disclosures required by SFAS 157 paragraph 39 and specifically paragraph 32(e). In addition to the SFAS 157 disclosures in the Form 10-Q for quarter ended March 29, 2008, the Company will include in its future filings the additional disclosures required by paragraph 32(e) as follow:
Fair value is defined under SFAS No. 157 as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS No. 157 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:
• Level 1 — Quoted prices for identical assets or liabilities in active markets.
• Level 2 — Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
• Level 3 — Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.
     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments. Should you have additional questions or comments regarding this letter, please contact Mina Farahmand, Vice President, Finance and Controller, at (408) 577-3077.

Sincerely,
/s/ BRUCE WRIGHT
Bruce Wright
Chief Financial Officer

cc:	Eric Atallah, Staff Accountant, Securities and Exchange Commission
Arthur Zafiropoulo, Chairman and Chief Executive Officer, Ultratech, Inc.
Mina Farahmand, Vice President, Finance and Controller, Ultratech, Inc.